(212) 318-6095

thomaspeeney@paulhastings.com

December 23, 2025

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust File Numbers: 333-238109; 811-23568

Dear Ms. Rowland:

On behalf of Gabelli Opportunities in Live and Sports ETF (the “Fund”), a series of Gabelli ETFs Trust, a Delaware statutory trust (the “Trust”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s supplemental oral comment to the undersigned in connection with the correspondence letter that was filed on December 16, 2025, in relation to Post-Effective Amendment No. 21 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) (Accession Number 0001829126-25-008045). Changes made in response to the Staff’s comments will be reflected in a Post-Effective Amendment to the Registration Statement filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended, prior to or on December 24, 2025.

For convenience of reference, the Staff’s comment has been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to the comment, additions are underlined and deletions are ~~struck~~.

PROSPECTUS

Supplemental Comment: The prospectus states that the Fund will concentrate in the group of industries comprising the live media and entertainment and sports sectors. Please clarify with more specificity the circumstances under which the Fund intends to concentrate in any one of the industries in this group. If the Fund intends to retain discretion over whether or not to concentrate in any one of the industries in the group, please clarify supplementally why the primary economic characteristics of the industries are not materially different from each other.

Response: The Fund respectfully acknowledges the comment. The Fund intends to invest in a broad range of companies at the intersection of sports, media and entertainment and believes that the economic characteristics of companies in these industries are related because the economics of the current sports industry are highly correlated in critical ways with the media and entertainment industries. The Fund submits that sports-related content is produced, distributed and sold to audiences through the operations of media and entertainment companies. The Fund believes this position is reasonable and consistent with Staff guidance regarding the selection of industry classifications. In response to the Staff’s supplemental comment, the Fund has revised the disclosure in the “Principal Investment Strategies” section of the prospectus as follows:

December 23, 2025

“The Fund is an actively managed exchange-traded fund (“ETF”). Under normal market conditions, the Fund invests at least 80% of the value of its net assets in securities of companies principally engaged in the group of industries comprising the live media and entertainment and sports sectors. As a fundamental policy, the Fund will concentrate (invest at least 25% of the value of its net assets) in the securities of companies principally engaged in the ~~group of industries comprising the live~~ sports, media and entertainment industries ~~and sports sectors~~. The Fund may invest in the equity securities of such companies, such as common stock, or preferred stock of such companies in accordance with the foregoing 80% policy. The Fund may also invest in foreign securities, including, but not limited to, direct investments in securities of foreign issuers and investments in American Depositary Receipts that represent indirect investments in securities of foreign issuers. The Fund may invest in companies without regard to market capitalization. In addition, the Fund may invest up to 10% of the value of its net assets in option contracts in accordance with Rule 18f-4 under the 1940 Act.”

The Fund has also made corresponding changes to the descriptions of its industry concentration policy in the “Investment Objectives, Investment Strategies, and Related Risks” section of the prospectus and the “Investment Restrictions” section of the SAI.

In addition, please note that the following disclosure regarding the Fund’s industry concentration policy is currently included as an explanatory note under the “Investment Restrictions” section of the SAI:

“For purposes of restriction (1) above, with respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Trust management. If Trust management chooses to define industry classifications pursuant to the foregoing, it will do so in a reasonable manner that is consistent with the purpose and intent of the industry classifications as represented generally by such widely recognized market indexes or rating group indexes, and any such management industry classifications will be applied consistently over time and in good faith. In determining concentration and whether the Fund is in compliance with restriction (1) above, the Fund will also consider the concentration of the underlying investment companies in which it invests.”

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney

CC:   Michael R. Rosella

Kevin R. Brown

John C. Ball

Peter Goldstein